J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

BofA Securities, Inc.
One Bryant Park
New York, NY 10036

Cowen and Company, LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

Stifel, Nicolaus & Company, Incorporated
One Montgomery Street, Suite 3700
San Francisco, CA 94104

July 19, 2021

VIA EDGAR
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Cara Wirth
    Mark Ransom

Re:    Absci Corporation
Request for Acceleration of Effective Date
    File No. 333-257553

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of Absci Corporation’s (the “Company”) proposed public offering of its common stock, par value $0.0001 per share, hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness as of 5:30 p.m. Eastern Time on July 21, 2021, or as soon thereafter as is practicable, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 2,033 copies of the Company’s Preliminary Prospectus dated July 15, 2021 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated

As representatives of the several Underwriters

By: J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director

By: Credit Suisse Securities (USA) LLC

By:	/s/ Sumit Khedekar
Name:	Sumit Khedekar
Title:	Americas Head of Healthcare

By: BofA Securities, Inc.

By:	/s/ Greg Butz
Name:	Greg Butz
Title:	Managing Director

By: Cowen and Company, LLC

By:	/s/ Jamie Streator
Name:	Jamie Streator
Title:	Managing Director

By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name:	Nathan Thompson
Title:	Director

[Signature Page to Acceleration Request Letter]